UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014.
Commission File Number 001-35307
TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant's name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [   ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S‑T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S‑T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD. (Registrant)
Date December 17, 2014	By /s/ Mark Saxon
Mark Saxon, President and CEO

2

T A S M A N   M E T A L S   L T D
____________________________________________________ Strategic Metals ____________________________________________________ News Release	___________________________________________________ Strategic Locations ____________________________________________________ December 17, 2014

TASMAN EXPANDS CRITICAL METAL PORTFOLIO WITH ACQUISITION OF TWO
CHROMITE PROJECTS IN FINLAND

Vancouver, Canada – Tasman Metals Ltd. ("Tasman" or the "Company") (TSXV:TSM) (Frankfurt:T61) NYSE-MKT: TAS).  The Company is pleased to announce it has entered into a letter of agreement dated December 15, 2014, (the "Letter Agreement") with Kipu Metals Corp. (the "Vendor") under which the Company will acquire (the "Acquisition") a 100% interest in a portfolio of stratiform chromite projects in north-eastern Finland totaling 11,400 ha in size (the "Chromite Portfolio") in exchange for the refund of costs incurred to date of C$45,529 by the Vendor. There is no additional consideration for the Acquisition.  Closing of the Acquisition is subject to TSX Venture Exchange approval.
Mr. Michael Hudson, a director of the Company, and Mr. Mark Saxon, the Company's President, CEO and a director, are also directors and shareholders of the Vendor.  As a result, the Acquisition is a related party transaction as such term is defined under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101").  The Acquisition is exempt from the valuation and minority shareholder approval requirements pursuant to exemptions available to the Company under MI 61-101 as the total consideration being received by Mr. Hudson and Mr. Saxon does not exceed 25% of Tasman's market capitalization.
Under the Acquisition, Tasman has acquired 2 chromite projects (Akanvaara and Koitelainen) that lie approximately 75 km apart in north-eastern Finland (Figure 1).  The projects are secured by 120 exploration claims and claim applications totaling 11,400 hectares in size.  North-eastern Finland has been a very active exploration district, following the discovery of the large Sakati Cu-Ni deposit by Anglo American, as announced in November 2011.
Highlights
•	The Chromite Portfolio includes two projects with very extensive previous drilling, metallurgical testing and historical resources. Both are easily accessible by road;
•	Projects lie along the geological trend of the producing Kemi chromite mine;
•	In addition to stratiform chromite, the projects have demonstrated potential for both platinum group elements (PGE's) and vanadium (V);
•	Chromite and PGE's are both defined as critical raw materials by the European Commission due to the highly concentrated current supply. Europe is a major consumer of chromite for stainless steel;
 "Acquisition of this advanced chromite portfolio provides Tasman with the opportunity to broaden our reach in the critical metals arena within Europe" said Mark Saxon, Tasman's President and CEO.  "While we maintain our focus on the exciting developments underway at our Norra Karr heavy REE project in Sweden, we remain active in the pursuit of undervalued assets that suit our current portfolio and strategy."
Based on its economic importance to European industry and a high risk of supply disruption, both chromium and PGE's are defined as "critical" raw materials within recent European Commission (EC) publications (see: http://ec.europa.eu/enterprise/policies/raw-materials/critical/index_en.htm), in line with the balance of Tasman's existing project portfolio.
Chromium (Cr) is an essential industrial element due in particular to its strengthening effect on steel alloys and its resistance to corrosion.  Most (>90%) of the current global chromite production is destined for use in the metallurgical industry, in particular for stainless steel which requires a minimum of 10.5% Cr by mass to impart favorable strength and anti-corrosion properties. The remaining chromite is used in the aeronautics (for the protection of aluminium aircraft bodies), foundry, chemical and refractory sectors.  Overall, demand growth for stainless steel and therefore chromium is forecast in the range 4-5% per year to 2020.
European stainless steel production is highly significant, second only to China in scale and accounting for some 20% of global output.  Europe's share of world chromium metal demand is equally significant, estimated by the European

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Commission at 1.8 million tonnes (approximately 18.5% of global consumption).  At present, 80% of this demand is supplied from South Africa, whilst together Kazakhstan and South Africa hold greater than 85% of the currently known global resources (USGS).
The Kemi mine of Outokumpu in northern Finland is the EU's only chromium supplier.
Project Descriptions
The Akanvaara and Koitelainen chromite projects are of a stratiform intrusion-hosted style that together with similar deposits on the Kola Peninsula of Russia constitute one of the largest known undeveloped resources of chromite in the world.  The Akanvaara and Koitelainen intrusions are part of a group of Archean/early Proterozoic mafic layered intrusions within the Fennoscandian Shield, which show cumulate igneous layering similar to other large layered intrusions (Fiskenaesset,  Burakovka, Bushveld), and host deposits of chromite, vanadium, titanium, PGE's and gold.
Akanvaara
The Akanvaara layered intrusion is located 140 km northeast of the town of Rovaniemi, with simple vehicle access through a network of gravel logging and drill roads. The closest rail access lies some 40km to the south, and a commercial airport in Kemijärvi being 62 km to the northeast.  The Akanvaara project consists of 53 granted claims for 4750 hectares.
The Akanvaara mafic intrusion has a known surface area of about 50 km2, with a strike length along magmatic layering of 10 km and a total stratigraphic thickness of approximately 3.1 km.  The intrusion is characterised by a persistently layered sequence of mafic and ultramafic gabbro, pyroxenite, anorthosite and chromitite (chromium enriched) above a lower chilled margin.
The Geological Survey of Finland (GTK) discovered and explored the Akanvaara intrusion from 1990 to 1999, at which point the project was offered for tender.  Work completed by GTK included ground geophysical surveys (magnetic, electromagnetic, gravity); diamond drilling of 118 holes for a total of 18,136 m; and laboratory scale beneficiation testing on a number of mineralization styles.  Twenty three (23) chromitite layers were discovered within the Akanvaara intrusion, each with different thickness, strike extent and potential, across a total stratigraphic thickness of 1,100 m.  Mineralized lenses vary from centimetre to tens of metres in thickness.
Following drilling, GTK completed an historic resource calculation on the 3 most persistent chromitite lenses and a vanadium enriched gabbro.  Cumulate layers are noted to be very strike extensive with predictable grade and thickness.  Historical resource estimates are provided in Table 1 and are based upon a report entitled "Akanvaaran intrusion kromi-, kromivanadiini, vanadiini- ja platinametalli- kultaesiintynay" by Mutatanen, T. 1998 on behalf of the Geological Survey of Finland.
Table 1: Historical Resource Estimate for the Akanvaara Chromite Project, Finland
Name	Historical Resources (Million Tonnes)	Cr %	PGE ppm	V %	Comments
Akanvaara LC*	27.0	15.7	0.60	0.00
Akanvaara UC*	18.1	22.8	0.91	0.40	Reef thickness is 1 m, extent 7.9 km along strike, tonnage is estimated down to 300 m vertical depth where the occurrence is open along dip.
Akanvaara ULC*	10.0	15.3	0.00	0.00
Base of Magnetic Gabbro*	20.0	0.0	0.00	0.34	The 6 - 13 metres thick basal part of the magnetite gabbro unit, with V-rich magnetite. 20 million metric tons down to 100 metres (vertical) depth, with 0.34 % V, 0.10 % Cu, and 2.5 g/t Ag.

*The data from these projects is historical in nature and was compiled prior to the implementation of NI 43-101 reporting standards. Tasman has not completed sufficient exploration to verify the estimates and we are not treating them as NI 43-101 defined resources or reserves verified by a qualified person; the historical estimate should not be relied upon.
GTK commissioned the Technical Research Centre of Finland (VTT) for preliminary mineral processing testing.  Samples from the UC horizon were used for flotation tests, which yielded a chromite concentrate with 33.8% Cr2O3 (chromium oxide) and 0.55% V with recovery of 92% and 88% respectively.  The chromite concentrate was shown to be relatively rich in iron, low in alumina and practically devoid of magnesium.  This suggests Akanvaara chromite-vanadium concentrate may have potential as a metallurgical and chemical grade raw material for production of ferrochrome, chrome-vanadium alloys and chrome chemicals.
Flotation tests completed on the ULC material gave a higher-grade concentrate of 38.3% Cr203, with the promising recovery of 86%.
A series of magnetic concentrates (approximately 10 - 12 weight % of the feed) were produced from the Magnetic Gabbro Unit which contained 1.55 - 1.59 weight % V with up to 60% recovery of vanadium.  A number of copper (Cu)-sulphide concentrates were also produced by flotation of this Magnetic Gabbro sample with a grade of 8 - 14% Cu, 1.4 g/t Au, 53 - 57 g/t Ag, 0.073 g/t Rh and 0.068 g/t Pt.
Subsequent to GTK's tender, the property was held by Finnish company Outokumpu, who evaluated Akanvaara for PGE's and recognised that magnetite-bearing gabbros in the uppermost section of the intrusion where little GTK drilling was complete were highly anomalous in PGE's (to 1.26 g/t).  Outokumpu completed 5 drill holes and undertook extensive surface sampling.
Koitelainen
The Koitelainen layered intrusion is located 75 km northwest of Akanvaara.  The nearest railroad is found in Salla, 100 km to the south, and the area is accessible by car through a network of gravel logging and drill roads.  The Koitelainen project consists of 67 claim applications for 6650 hectares and is totally contained within a Natura 2000 area.
The Koitelainen intrusion is a flat, oval-shaped anticline, 26 km x 29 km in size with an estimated maximum thickness of around 3.2 km.  The interior of the anticline is made up of Archean footwall rocks to the intrusion through which the intrusion was emplaced.  The intrusion is divided into an ultramafic Lower Zone (LZ), a gabbroic Main Zone (MZ) and a gabbroic Upper Zone (UZ).
Chromite mineralization at Koitelainen was first discovered in 1977, and two principal levels of chromite mineralization are now known.  The Lower Chromitite (LC) layers are found within a pyroxene cumulate, and are continuous in drilling over a distance of about 20 km.  Four to six layers each over 0.3 m thick, with Cr2O3 from 10.6 to 32.2% have been discovered, the thickest drill intersection being 2.9 metres.  The basal contacts are generally sharp; the hanging wall contact is gradational from massive chromitite to chromite-disseminated pyroxenite.  The Upper Chromitite (UC) layer is a distinct interval up to 2.2 metres thick containing 21% Cr2O3, 0.4% V and 1.1 ppm PGE.  The UC is strike continuous, and compositionally and mineralogically homogeneous.
From 1973 to 1999, 131 holes for a total of 16,440 m were drilled at a range of chromite, PGE and vanadium targets at Koitelainen.  All drilling was completed on behalf of GTK, and the core remains in storage in Finland.
Using 42 drill holes, GTK undertook a resource estimate for a vanadium enriched ilmenomagnetite unit, discovered within the upper parts of the Koitelainen layered intrusion.  Using 17 drill holes and 4 drill holes, GTK completed historic resource calculations on the Upper and Lower Chromitite horizons respectively.  The Upper Chromitite layer is 1.3 m thick, and is noted to be very strike extensive with predictable grade and thickness.  Historical resource estimates are provided in Table 2 and are based upon a report entitled "Koitelaisen malmitutkimukset vuosina 1979-1989" by Mutatanen, T. 1989 on behalf of the Geological Survey of Finland.
Table 2: Historical Resource Estimate for the Koitelainen Chromite Project, Finland
Name	Historical Resources (Million tonnes)	Cr %	PGE ppm	V %	Comments
Magnetite Gabbro*	10.8	0.0	0.00	0.2	42 drill holes used in resource calculation. 4 strike extensive mineralized units, up to 40m thick.
Koitelainen UC*	70.0	15.7	1.10	0.0	The distinct UC layer averages 1.3 m thick. Resource to 500m vertical depth. 17 drill holes used in resource calculation.
Koitelainen LC*	2.0	14.4	1.38	0.4	The three to six LC layers extends for at least 20 km along strike.
*The data from these projects is historical in nature and was compiled prior to the implementation of NI 43-101 reporting standards. Tasman has not completed sufficient exploration to verify the estimates and we are not treating them as NI 43-101 defined resources or reserves verified by a qualified person; the historical estimate should not be relied upon.

Metallurgical testwork from Koitelainen has been poorly recorded and appears limited to the Magnetite Gabbro.  In 1976, it is reported that drill core was used as feed materials for weak magnetic separation testwork.  Recovery of the magnetic material was approximately 90%, with a concentrate grade of 50-50% Fe and 0.8-1.2% V.
Tasman's Qualified Person, Mr. Mark Saxon, President and Chief Executive Officer of Tasman and a Fellow of the Australasian Institute of Mining and Metallurgy and Member of the Australian Institute of Geoscientists, has reviewed and verified the contents of this news release.

About Tasman Metals Ltd.

Tasman Metals Ltd is a Canadian mineral exploration and development company focused on critical metals including Rare Earth Elements (REE's) and tungsten (W) in Scandinavia. Tasman is listed on the TSX Venture Exchange under the symbol "TSM" and the NYSE-MKT under the symbol "TAS".  REE and tungsten demand is increasing, due to the metals' unique properties that make them essential for high technology and industry.  Since over 95% of REE and 80% of tungsten supply is sourced from China, the European Commission promotes policy to develop domestic supply of critical metals to ensure the security of industry.  Tasman receives research funding from the European Commission.
Tasman's exploration portfolio is uniquely placed, with the capacity to deliver strategic metals from politically stable, mining friendly jurisdictions with developed infrastructure and skills.  The Company's Norra Karr and Olserum projects in Sweden are two of the most significant heavy REE resources in the world, enriched in dysprosium, yttrium, terbium and neodymium.  The Company is now focused on the safe, sustainable and responsible development of its Scandinavian mineral portfolio.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact:  Jim Powell, V.P. - Corporate Development
 + 1 (647) 478 8952 Email: jpowell@tasmanmetals.com
 or Mariana Bermudez +1 (604) 685 9316
Email: info@tasmanmetals.com

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the NYSE - MKT nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. Investors Concerning Mineral Resources and Reserves. In this news release, the definition of "mineral resources" is that used by the Canadian securities administrators and conforms to the definition utilized by CIM in the "CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines" adopted on August 20, 2000 and amended December 11, 2005.

The standards employed in estimating the mineral resources referenced in this news release differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC") and the resource information reported may not be comparable to similar information reported by United States companies.  The term "resources" does not equate to "reserves" and normally may not be included in documents filed with the SEC.  "Resources" are sometimes referred to as "mineralization" or "mineral deposits."  While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. The terms "mineral reserve," "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the CIM - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 ("SEC Industry Guide 7") under the Securities Act of 1933. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

The estimation of measured, indicated and inferred mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves.  U.S. investors are cautioned (i) not to assume that measured or indicated resources will be converted into reserves and (ii) not to assume that estimates of inferred mineral resources exist, are economically or legally minable, or will be upgraded into measured or indicated mineral resources.  It cannot be assumed that the Company will identify any viable mineral resources on its properties or that any mineral reserves, if any, can be recovered profitably, if at all. As such, information contained in this news release and the documents incorporated by reference herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies in SEC filings.

Cautionary Statements. Certain statements found in this release may constitute forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the speaker's current views with respect to future events and financial performance and include any statement that does not directly relate to a current or historical fact. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, uncertainties related to the availability and costs of financing, the interpretation and actual results of the Norra Karr preliminary feasibility study, unexpected geological conditions, success of future development initiatives, imprecision in resource estimates, ability to obtain necessary permits and approvals, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, changes in world metal markets, changes in equity markets, environmental and safety risks, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. Shareholders and other readers should not place undue reliance on "forward-looking statements," as such statements speak only as of the date of this release.
Figure1: Location of Akanvaara and Koitelainen Projects

Finland
International boundary
Province (lääni) boundary
National capital
Province (lääni) capital
Railroad
Road
Helsinki is the capital of Uusimaa Lääni.
0 50 100 Kilometers
0 50 100 Miles
Lambert Conformal Conic Projection, SP 47N/62N
Koitelainen Cr-V-PGE Project
Akanvaara Cr-V-PGE Project
NORWAY
SWEDEN
RUSSIA
LAPPI
OULU
KUOPIO
VAASA
KESKI-SUOMI
POHJOIS-KARJALA
MIKKELI
TURKU JA PORI
HÄME
KYMI
UUSIMAA
AHVENANMAA
ALAND ISLANDS
Barents Sea
Gulf of Bothnia
Gulf of Finland
Baltic Sea
Lake Ladoga
ESTONIA
Arctic Circle
Helsinki
Rovaniemi
Oulu
Vaasa
Kuopio
Turku
Tampere
Murmansk